SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Newtyn Management, LLC

60 East 42nd St, 9th Floor

New York, NY 10165

Attention: Noah G. Levy

(212) 446-2460

with a copy to

Robert A. Profusek

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

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1.	NAMES OF REPORTING PERSONS Newtyn Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 965,988
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 965,988
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965,988
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14.	TYPE OF REPORTING PERSON PN

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1.	NAMES OF REPORTING PERSONS Newtyn TE Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 689,012
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 689,012
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 689,012
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 366505105

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1.	NAMES OF REPORTING PERSONS Newtyn Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,655,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,655,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,655,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 366505105

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1.	NAMES OF REPORTING PERSONS Newtyn Capital Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,655,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,655,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,655,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14.	TYPE OF REPORTING PERSON PN

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1.	NAMES OF REPORTING PERSONS Ledo Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,655,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,655,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,655,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14.	TYPE OF REPORTING PERSON OO

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1.	NAMES OF REPORTING PERSONS Noah Levy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,655,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,655,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,655,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14.	TYPE OF REPORTING PERSON IN, HC

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Item 1.	Security and Issuer

This statement of beneficial ownership on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Shares”), of Garrett Motion Inc., a Delaware corporation (the “Company”). According to the Company, the address of its principal executive office is La Pièce 16, Rolle, Switzerland 1180.

Item 2.	Identity and Background

(a)	This statement is filed by the following (collectively, the “Reporting Persons.”):

(1)	Newtyn Partners, LP, a Delaware limited partnership (“NP”), with respect to the Shares directly and beneficially owned by it;

(2)	Newtyn TE Partners, LP, a Delaware limited partnership (“NTE”), with respect to the Shares directly and beneficially owned by it;

(3)	Newtyn Management, LLC, a New York limited liability company (“NM”), as the investment manager of NP and NTE;

(4)	Newtyn Capital Partners, LP, a Delaware limited partnership (“NCP”), as the general partner to each of NP and NTE;

(5)	Ledo Capital, LLC, a New York limited liability company (“Ledo”), as the general partner to NCP; and

(6)	Mr. Noah Levy, as managing member to NM.

(b)	The principal business address of each of the Reporting Persons is 60 East 42nd Street, 9th Floor, New York, New York 10165.

(c)

The principal business of each of NP and NTE is investing in securities. The principal business of NM is serving as the investment manager to each of NP and NTE. The principal business of NCP is serving as the general partner to each of NP and NTE. The principal business of Ledo is serving as the general partner to NCP. The principal occupation of Mr. Levy is serving as managing member to NM.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Levy is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

NP and NTE invested a total of approximately $8,792,000 to purchase 1,655,000 Shares. The source of funds was NP and NTE’s capital available for investment. NP and NTE may effect purchases of Shares through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

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Item 4.	Purpose of Transaction

On October 20, 2020, the Reporting Persons and other Company shareholders (the “Other Shareholders” and, together with the Reporting Persons, the “Shareholder Parties”), Oaktree Capital Management, L.P. (“Oaktree”), Centerbridge Partners, L.P., (“Centerbridge” and, together with Oaktree and the Shareholder Parties, the “Equity Commitment Parties”) and Honeywell International Inc. (“Honeywell”) entered into the Amended and Restated Coordination Agreement (including the term sheet attached thereto, the “A&R Coordination Agreement”) in anticipation of submitting an alternative proposal for a plan of reorganization (the “Proposed Plan”) to the Company. The A&R Coordination Agreement amended and restated a similar agreement entered into by Oaktree, Centerbridge and Honeywell announced on October 16, 2020.

Under the A&R Coordination Agreement, among other things, the Equity Commitment Parties agreed to backstop the issuance of, or otherwise commit to purchase, $1,050.0 million of new shares of Convertible Series A Preferred Stock (the “Convertible Series A Preferred Stock”) of the reorganized Company. The restructuring transactions contemplated by the A&R Coordination Agreement provide for the treatment of claims against the Company and its subsidiaries, and a rights offering in which all holders of Shares will receive subscription rights to purchase additional shares of Convertible Series A Preferred Stock at a purchase price of up to $100.0 million in the aggregate in cash pursuant to the terms and conditions therein. Under the A&R Coordination Agreement, among other things, the Shareholder Parties agreed not to dispose of any ownership, including any Beneficial Ownership (as defined in SEC Rule 13d-3) in any interests in the Debtors (as defined therein) unless the A&R Coordination Agreement is terminated with respect to the Shareholder Parties and such termination is disclosed in an amendment to their respective Schedule 13Ds. The A&R Coordination Agreement may be terminated by Shareholder Parties holding at least 60% of the commitments to purchase Convertible Series A Preferred Stock held by the Shareholder Parties following the occurrence of certain events set forth therein.

The Proposed Plan has not been approved by the Company and is subject to milestones and conditions that may not occur or be satisfied. As such, there is no assurance that the Proposed Plan will be completed on the terms set forth in the A&R Coordination Agreement, or at all. The foregoing description of the A&R Coordination Agreement is qualified in its entirety by the terms and conditions of the A&R Coordination Agreement, which is filed as Exhibit 99.1 hereto.

The Shareholder Parties by themselves or with the Equity Commitment Parties (to the extent they own Shares) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. The Reporting Persons anticipate that the other Equity Commitment Parties will file separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing their required information. The Reporting Persons assume no responsibility for the information contained in any filings by any other person. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by any other person except to the extent of their pecuniary interest therein. Based on information provided by the other Equity Commitment Parties, the Reporting Persons believe that the Equity Commitment Parties beneficially own in the aggregate 49.3% of the outstanding Shares as of the date of this Schedule 13D.

The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price of and other market conditions relating to the Shares, developments affecting the Company and the Chapter 11 case and other factors deemed relevant, subject to the terms of the A&R Coordination Agreement, the Reporting Persons may increase or decrease the size of their investment in the Company, pursue changes in the composition of the Company’s Board of Directors or propose or take one or more other actions that relate to or would result in any matter referred in items (a) through (j) of Item 4 of Schedule 13D, alone or with others. The Reporting Persons reserve the right, subject to the terms of the A&R Coordination Agreement, to act independently and without respect to the other Equity Commitment Parties, to change their plans or proposals at any time, and to take any action as they deem appropriate, either alone or with others, in their sole discretion at any time, including with respect to any matter set forth in items (a) through (j) of Item 4 of Schedule 13D.

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Item 5.	Interest in Securities of the Issuer

(a)

As of the date of this statement, the Reporting Persons beneficially own 1,655,000 Shares in the aggregate, representing 2.2% of the 75,635,938 outstanding Shares, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020.

(b)	The Reporting Persons have shared voting power and shared investment power with respect to the Shares beneficially owned by the Reporting Persons pursuant to the relationships described in Item 2(a).

(c)	During the past 60 days, none of the Reporting Persons has effected any transactions in the Shares, except as set forth on Schedule A.

(d)

No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and between such persons any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 99.1	Amended and Restated Coordination Agreement, dated October 20, 2020, by and among the parties identified therein (incorporated by reference to Exhibit II to Oaktree Capital Management, L.P.’s Amendment No. 2 to Schedule 13D filed on October 20, 2020).

Exhibit 99.2	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2020

Newtyn Partners, LP
By:	Newtyn Management, LLC Investment Manager
By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory
Newtyn TE Partners, LP
By:	Newtyn Management, LLC Investment Manager
By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory
Newtyn Management, LLC
By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory
Newtyn Capital Partners, LP
By:	Ledo Capital, LLC General Partner
By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory

Ledo Capital, LLC
By:	/s/ Eugene Dozortsev
	Name:	Eugene Dozortsev
	Title:	Authorized Signatory
/s/ Noah Levy
Noah Levy

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SCHEDULE A

Transactions in Shares effected by Newtyn Partners, LP in the last 60 days

(all purchases and sales effected on the New York Stock Exchange except as indicated below)

Transaction Date	Transaction Type	Quantity	Price Per Share ($)
9/8/2020	Sell	361,527	3.460
9/8/2020	Sell	30,497	3.507
9/9/2020	Sell	27,703	3.526
9/11/2020	Sell	2,078	3.200
9/14/2020	Sell	114,322	3.117
9/15/2020	Sell	51,162	3.197
9/16/2020	Sell	43,418	3.091
9/17/2020	Sell	21,819	3.009
10/2/2020	Sell*	49,322	3.075
10/5/2020	Sell*	67,278	3.116
10/6/2020	Sell*	583	3.250
10/7/2020	Sell*	3,498	3.308
10/15/2020	Sell*	80,454	2.987

Transactions in Shares effected by Newtyn TE Partners, LP in the last 60 days

(all purchases and sales effected on the New York Stock Exchange except as indicated below)

Transaction Date	Transaction Type	Quantity	Price Per Share ($)
9/8/2020	Sell	259,654	3.460
9/8/2020	Sell	21,903	3.507
9/9/2020	Sell	19,897	3.526
9/11/2020	Sell	1,492	3.200
9/14/2020	Sell	82,108	3.117
9/15/2020	Sell	36,746	3.197
9/16/2020	Sell	31,184	3.091
9/17/2020	Sell	15,671	3.009
10/2/2020	Sell*	35,278	3.075
10/5/2020	Sell*	48,122	3.116
10/6/2020	Sell*	417	3.250
10/7/2020	Sell*	2,502	3.308
10/15/2020	Sell*	57,546	2.987

*	Transaction effected on the OTC Pink Market.